NO ACT

PE
1-7-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005928

March 4, 2011

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-04-2011

Re: Bank of America Corporation
Incoming letter dated January 7, 2011

Dear Mr. Gerber:

This is in response to your letter dated January 7, 2011 concerning the shareholder proposal submitted to Bank of America by the CtW Investment Group. We also have received a letter on the proponent's behalf dated January 31, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW
Suite 800
Washington, DC 20005-6705

March 4, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated January 7, 2011

The proposal asks the board's compensation and benefits committee to adopt a policy that Bank of America will not provide to any senior executive a perquisite or benefit that is designed to prevent the senior executive from realizing a loss on the sale of his or her home or to compensate the senior executive for part or all of any such loss.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of senior executive compensation and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

31 January 2011

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for no-action relief from Bank of America Corp.

Dear Counsel:

I write on behalf of the CtW Investment Group ("CtW") to answer the letter dated 11 January 2011 ("BofA" Letter") from counsel for Bank of America Corp. ("BofA" or the "Company"). In that letter the Company seeks no-action relief as to a shareholder proposal submitted for inclusion in BofA's proxy materials for its 2011 annual meeting. For the reasons set forth below, CtW respectfully asks the Division to deny the requested no-action relief. We would be grateful if you could send a copy of the Division's decision to the undersigned by fax or e-mail.

The CtW Proposal.

The CtW resolution asks the Compensation and Benefits Committee of the Company's board of directors –

> to adopt a policy that BofA will not provide to any senior executive a perquisite or benefit that is designed to (a) prevent the senior executive from realizing a loss on the sale of his or her home - for example, by having BofA or a relocation company acting on BofA's behalf purchase the home from the senior executive and bear the risk of loss on resale - or (b) compensate the senior executive for part or all of any such loss.

The supporting statement cites BofA's March 2010 proxy statement, which reported that a relocation company had purchased the home of relocating executive Barbara Desoer and agreed to be responsible for any loss realized upon resale.

According to the proxy, BofA provided this benefit on top of $2,620,820 in relocation benefits, including a mortgage subsidy for her new home and over $1,000,000 in gross-up benefits.

The supporting statement expresses concern about the lack of a link between this type of pay and company performance and the fact that this "perk" is one-sided, with the senior executive enjoying downside protection, while retaining a right to any profit had the value of the home increased.

The problem is not unique, with the statement noting how in 2010 ISS recommended withholding support for two directors at Wal-Mart Stores who were paid what ISS termed "excessive" benefits. ISS added that relocation programs should "not provide an executive with certain extraordinary benefits, such as a home-loss sale reimbursement. ISS recommended withholding support on this ground from directors at eight companies in 2010.

The practice has drawn attention in the media and an investor campaign against several directors at Electronic Arts in 2010, and several companies (including Delta, US Airways and Sysco) have eliminated the practice.

The supporting statement concludes by noting the irony of BofA providing such a significant perk at the same time that the Company has come under fire for aggressive foreclosure practices, including allegations of forged paperwork and "robosigners" who attest to information they did not verify.

Bank of America seeks no-action relief on a single ground, namely, that the proposal relates to the "ordinary business" of the Company and may therefore be excluded under Rule 14a-8(i)(7). BofA bears the burden of demonstrating its entitlement to exclude the proposal, and as we now demonstrate, the Company has failed to carry its burden.

Response to BofA Objections.

Bank of America acknowledges, as it must, that the proposal deals with a matter that the Division has long held presents significant policy issues and cannot be treated as part of a company's "ordinary business." BofA Letter at 3. *See Wendy's International Inc.* (Dec. 4, 1989) (noting change in Division policy regarding golden parachute proposals); *International Business Machines Corp.* (Dec. 15, 1992) (recognizing more broadly the policy shift with respect to resolutions on questions of executive and director compensation).

Rather than bow to the weight of precedent, however, BofA asks the Division to reopen the question of executive compensation under Rule 14a-8(i)(7) and to start making gossamer and unwarranted distinctions that will only lead to confusion in what is now an admirably clear area of the law.

BofA's core argument is that not every aspect of senior executive compensation should be viewed as beyond the confines of the "ordinary business" exception. BofA Letter at 3. However, none of the arguments on this point is persuasive.

First, BofA argues that senior officers frequently participate in compensation programs that are available to all employees, adding that as a worldwide company, BofA pays relocation benefits to many employees and that the proposal could have been omitted had it been drafted to cover all employees. BofA Letter at 3-4, 6-7. However, the proposal does not focus on BofA employees generally, but only on senior executives, who likely get relocation benefits that are disproportionately beyond what is offered to all employees.[1]

Moreover, BofA phrases its argument broadly in terms of "relocation" expenses and does not state whether home-loss reimbursement is one of the benefits that are generally available to BofA employees other than senior executives.

BofA is thus asking the Division to turn the clock back 20 years to a time when compensation issues, even for senior executives, could not be raised in a proxy statement. If anything, the wisdom of the Division's interpretations over the past 20 years is reinforced by Title IX of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, which regulates various aspects of executive compensation, including a general advisory vote on the topic and (in some situations) on golden parachutes (section 951), as well as disclosure of senior executives' pay measured against performance (section 953(a)). Section 953(b) in particular highlights Congress's concern about excessive pay at the top by requiring disclosure of the median of the total annual compensation of a company's employees versus the total annual compensation of the chief executive officer.

These provisions reinforce the conclusion that whatever pay practices may be available to employees as a whole, the munificence that a board displays to its senior executives remains a significant policy issue.

Moreover, BofA ignores the current policy context in which the issue arises. As the supporting statement points out, at the same time that BofA is willing to shower home-loss protections on a senior executive, the Company is also being subjected to significant public criticism for its aggressive foreclosure strategy as to

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[1] One may fairly ask whether BofA employees generally – or even executives below the NEO level – typically receive relocation benefits in the vicinity of $2.6 million plus a gross-up worth $1 million gross-up, plus a home-loss guarantee on top of it all.

delinquent mortgages, including forged documents and "robosigners" who verify foreclosure documents without having read them. Zachary A. Goldfarb and Ariana Eujung Cha, "Bank of America to restart foreclosures in 23 states," *The Washington Post* (18 October 2010).

Second, BofA argues for the creation of a "narrow subcategory" of executive pay that is off-limits, namely, the home-loss coverage at issue here. BofA Letter at 4. According to this argument, the Division should allow the exclusion of proposals dealing with a "specific parameter for a narrowly defined perk." BofA Letter at 5.

What does this definition mean, and how would it work? We are never told. The Company offers no principled basis for concluding that this facet of senior executive pay, as opposed to other elements of senior executive pay, should be off-limits. How would BofA define "perks"? How "narrow" is a "narrow subcategory"? Are gross-ups a "perk" or a "narrow subcategory" of a perk – or something else entirely? BofA avoids these types of questions entirely.[2]

Moreover, BofA can find no support in the several no-action decisions it cites for the supposed principle that compensation-related proposals are permitted so long as they request adoption of a general policy on a "significant" component of executive pay and not something as narrow as a specific type of perquisite. BofA Letter at 5, citing *Fluor Corp.* (10 March 2003); *Marriott Int'l, Inc.* (10 March 2003); *Hewlett-Packard Co.* (27 December 2002); *Tyco Int'l Ltd.* (16 December 2002).

This distinction makes no sense. Why would BofA allow a proposal seeking adoption of a "general" policy that perquisites are forbidden, but not a proposal requesting adoption of a policy against the personal use of any corporate jet?

Along the same line, BofA says that the Division should distinguish "significant" from "insignificant" elements of executive compensation, with the latter to be subject to exclusion from the proxy. BofA Letter at 7. This is basically a reiteration of the prior argument. Again, there is no explanation of what principle would be used to flesh out the distinction. Would it be based on the dollar value of the element? The type of perk or benefit? BofA offers no explanation. If anything, BofA trivializes the issue by suggesting that this proposal might somehow open the door to resolutions questioning the use by senior executives of smartphones or laptops. BofA Letter at 6. We fail to see how the benefit at issue here can be compared with such items, the cost of which is potentially a fraction of the open-

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[2] That shareholders may be interested in even "narrow subcategories" of senior executive perks is further underscored by the Commission's decision to set a very low threshold ($10,000) for disclosure of the aggregate value of perquisites offered to named executive officers, and those perks are subject to footnote disclosure as to particulars. *See* Regulation S-K, Item 401(c)(2)(ix)(A).

ended exposure that BofA accepts with a home-loss provision.

Moreover, and apart from the subjective difficulty in defining what is "significant" versus "insignificant," the fact remains that shareholders view these types of payments as significant. As the supporting statement pointed out, ISS recommended against the re-election of directors at various companies in 2010 because of the generosity of corporate boards when it comes to relocations. It is obvious that, notwithstanding what BofA perceives as a small dollar amount,[3] shareholders view these forms of compensation as important, and thus proposals on these topics transcend a company's "ordinary business" issues.[4]

In addition, the supporting statement cites a *Wall Street Journal* story showing an uptick in investor interest, Joanne S. Lublin, "Shareholders Hit the Roof Over Relocation Subsidies," *The Wall Street Journal* (25 October 2010). The story quotes ISS as terming this topic a "hot-button issue" among institutional clients and reports how Microsoft altered its policy to minimize the potentially significant exposure. Delta Air Lines also changed its policy after paying over $300,000 to cover lost value of a relocating executive's home.

In sum, Bank of America offers no principled basis for ignoring existing precedent and carving out an ill-defined exception that would permit exclusion of this proposal, but lead to significant interpretational difficulties for the Division in assessing future proposals.

Thank you for your consideration of these points. Please do not hesitate to contact me if we can provide additional information.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Andrew A. Gerber, Esq.

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[3] As the supporting statement noted, the home-loss deduction for Ms. DeSoer is on top of a $2.6 million relocation package plus a $1 million gross-up provision.

[4] BofA argues in a footnote that its shareholders supported executive compensation in an advisory vote, as required of BofA as a TARP recipient. BofA Letter at 5 n.1. Of course, a shareholder's up-or-down vote on an overall policy is not indicative whether shareholders favor each and every item. Indeed, section 952(c)(4) of the Dodd-Frank Act is quite explicit that shareholders reserve the right to offer resolutions on individual facets of executive compensation even if a given item is mentioned in a company's proxy statement and is subject to the overall advisory vote.. See also *Navistar International Corp.* (4 January 2011).



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 7, 2011 Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance 100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by CtW Investment Group

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the Staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and a supporting statement dated November 15, 2010 (the "Proposal") from CtW Investment Group (the "Proponent") for inclusion in the Corporation's proxy materials for the 2011 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2011 Annual Meeting is scheduled to be held on or about May 11, 2011. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 30, 2011.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and
2. Six copies of the Proposal.



A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2011 Annual Meeting.

THE PROPOSAL

The Proposal asks

> the Compensation and Benefits Committee of BofA's board of directors (the "Committee") to adopt a policy that BofA will not provide to any senior executive a perquisite or benefit that is designed to (a) prevent the senior executive from realizing a loss on the sale of his or her home - for example, by having BofA or a relocation company acting on BofA's behalf purchase the home from the senior executive and bear the risk of loss on resale - or (b) compensate the senior executive for part or all of any such loss.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it relates to the Corporation's ordinary business matters by seeking to micro-manage the Corporation's compensation decisions.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended stockholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for stockholder oversight. *See 1998 Release*. In order to constitute "ordinary business," the proposal also must not involve a significant policy issue that would override its "ordinary business" subject matter. *Id.*

Furthermore, the *1998 Release* provides that, in addition to the subject matter of the proposal, the Division considers the degree to which the proposal seeks to micro-manage the company. The *1998 Release* provides that determinations as to whether such proposals intrude on ordinary business matters "will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed." A proposal that generally deals with matters that have been found to be outside the scope of excludability under Rule 14a-8(i)(7) may nevertheless be excludable when the proposal seeks actions that are specific and detailed in nature. *See Ford Motor Co.* (March 2, 2004) (proposal requesting a report on global warming was excludable because it addressed "the specific method of preparation and the specific information to be included in a highly detailed report") and *Wal-Mart Stores, Inc.* (April 10, 1991) (proposal seeking detailed report on racial and gender composition of the company's workforce, affirmative action program and other similar programs).

The Division has consistently found that proposals relating to employee compensation are matters relating to ordinary business that can be excluded under Rule 14a-8(i)(7). In addition, proposals that address both executive and non-executive, or general employee, compensation have also been found to be excludable by the Division under Rule 14a-8(i)(7). *See International Business Machines Corp.* (January 22, 2009) ("*IBM*"); *3M Company* (March 6, 2008) ("*3M*"); *Phillips Petroleum Co.* (March 13, 2002) ("*Phillips*"); *Lucent Technologies Inc.* (November 6, 2001) ("*Lucent Technologies*"); and *Minnesota Mining and Manufacturing Co.* (March 4, 1999) ("*Minnesota Mining and Manufacturing*"). However, the Division has distinguished proposals relating solely to executive compensation, finding such proposals to be non-excludable under Rule 14a-8(i)(7). *See Potomac Electric Power Co.* (January 11, 1993) ("*Potomac*"); *Baltimore Gas & Electric* (February 13, 1992) ("*BG&E*"); and *Black Hills Corp.* (February 13, 1992) ("*Black Hills*") (holding matters relating solely to senior executive compensation are not matters relating to ordinary business).

We recognize that the Commission has consistently held that setting executive compensation falls outside a company's ordinary business, due to the significant policy issues surrounding this activity. *See id.* However, we do not believe that the Division or the Commission intends to adopt an interpretive position that permits each and every aspect of compensation paid or provided to an executive officer to be deemed outside the scope of a company's ordinary business operations. We do not believe that Rule 14a-8 was intended to provide stockholders the ability to seek a stockholder vote on every dollar of value paid or benefit provided to executive officers. Indeed, executive officers frequently participate in compensation programs that are available to all employees. There are components of executive compensation that simply do not raise significant policy issues and are not subject to widespread debate, or any debate for that matter. For example, seeking a stockholder vote under Rule 14a-8 regarding whether an executive can participate in a 401(k) program, a health insurance program, an employee discount plan or a relocation package appears to be an example of the type of micro-managing the Commission frowned upon in the *1998 Release*. We question whether a proposal like any of the forgoing proposals would not be excludable under Rule 14a-8(i)(7) merely because the proponent used the words "senior" or "executive" in its proposal. These or similar words should not serve as an automatic pass under Rule 14a-8(i)(7). We respectfully request that the Division consider whether there are "executive compensation" proposals that seek to micro-manage the operations of a company to such an extent that such proposals may be excluded under Rule 14a-8(i)(7).

We note that the Division has held that even where a certain subject matter may involve significant policy issues and is therefore not generally excludable, proposals that go beyond addressing the relevant policy issues and attempt to micro-manage a board of directors may still be excluded. *See Bank of America Corporation* (February 24, 2010) (allowing exclusion of proposal that sought to bar funding of companies engaged in mountain-top coal removal); *Federal Agricultural Mortgage Corp.* (March 31, 2003) (allowing exclusion of stockholder proposal that directed the company to make specific charitable donations for a specific purpose) and *T. Rowe Price Group Inc.* (December 27, 2002) (allowing exclusion of stockholder proposal that directed the company not to donate money to non-profit organizations that "undermine the American war on terrorism").

Although the Proposal relates to senior executive compensation, it reaches unreasonably beyond any policy issues and attempts to micro-manage the Board by seeking to prohibit a narrow and specific form of senior executive compensation. Unlike *Potomac, BG&E and Black Hills* described above, the Proposal does not seek to affect a general policy of executive compensation but seeks to rigidly prohibit certain types of relocation benefits in a narrow subcategory of perquisite - relocation packages (which are also available to non-executive officers). The subject of the Proposal is not even applicable to all, or even a majority of, senior executives. The Proposal only potentially applies in those unique instances where management and the Board of Directors determine that a senior executive should relocate for business reasons, a loss on a home sale or the inability to timely sell a home is possible and the Corporation deems it in its best interest to relocate the executive as quickly as possible and desires to incent the executive in making a timely move. In fact, payment of a home loss protection amount in connection with a relocation of a senior executive is an extremely rare and specific situation. The Proposal further does not provide for any exceptions, even when exceptions may be warranted and/or may be the most cost efficient approach for the Corporation and its stockholders.

The ability to provide relocation packages is critical to the Corporation's management of its workforce, which is clearly a matter of ordinary business. *See Bank of America Corporation* (February 4, 2005) (excluding a proposal under Rule 14a-8(i)(7) because it related to the "management of the workforce"). The Corporation is a global company, and there may be times where a corporate division becomes decentralized, causing the relocation of employees to one locale to result in cost savings and increases in worker productivity. When relocation is deemed the best option, the Corporation's management needs the flexibility to determine the specific scope of attractive, competitive and appropriate compensation packages to encourage and/or enable its executives to relocate. This is especially true in light of the current housing market in which it might be economically impossible in the short-term for an executive to make a move without assistance. The Proposal seeks to remove an essential tool necessary to manage the Corporation's workforce and interferes with its day-to-day operations.

We recognize that the Commission has rejected previous no-action requests based on the micro-management consideration of the *1998 Release* where the proposals in dispute addressed executive compensation. *See Fluor Corporation* (March 10, 2003); *Marriott International, Inc.* (March 10, 2003); *Hewlett-Packard Company* (December 27, 2002); and *Tyco International Ltd.*(December 16, 2002) (rejecting exclusion of a proposal requesting that "all future stock option grants to senior executives . . . be performance-based"). The proposals in these no-action requests differ from the Proposal in that they simply requested that the company adopt a general policy of granting performance based stock options tied to a peer company index. The details of the peer index or specific performance criteria are not specified but left to company management to decide. In addition, it is clear that proposals addressing significant components of executive compensation, such as base salary, bonuses, long and short term incentive compensation and "golden parachutes" would raise significant policy issues, as would a proposal generally addressing perquisites. The Proposal, on the other hand, sets specific parameters for a narrowly defined perquisite.

Further, the aforementioned proposals were proposed prior to the advent of the Say on Pay proposal required under the Wall Street Reform and Consumer Protection Act. Stockholders currently have a sufficient avenue to voice their opinions on overall corporate compensation through the required Say on Pay proposal.[1] In light of Say on

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[1] The Corporation included a Say on Pay proposal in each of its last two proxy statements. In these instances, the Corporation's stockholders were given the opportunity to "approve the compensation of executive officers, as disclosure pursuant to the compensation disclosure rules of the Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, and any related material.)." These disclosures included information regarding relocation benefits. In each of these instances, the Corporation's stockholders approved compensation.

Pay, overly detailed and specific proposals are not as insightful into stockholder opinion as they may have been in previous years as stockholders have the ability to clearly express their opinions on all compensation policies.

By micro-managing the types of executive compensation that are deemed appropriate, the Proposal would impair the Corporation's ability to attract, employ, retain and deploy the most qualified, experienced and talented executives who are able to contribute to the Corporation's long-term success. Compensation decisions are complex and may involve numerous components including:

- Base Salary
- Annual Incentives based on achievement of annual performance goals
- Long-Term Incentives, including performance shares and restricted stock grants, based on achievement of long-term goals
- Retirement Plans
- Perquisites
- Broad-Based Benefits, such as health and welfare benefits and insurance programs
- Deferred Compensation

Each of the above categories further includes numerous subcategories of specific awards and perquisites, and each type of award and perquisite involves special terms and features. Every compensation decision then involves an analysis of factors such as performance, motivation, retention needs, recruiting needs, industry trends, competitive market forces and corporate needs. As noted above, a stockholder vote on each and every subcategory of compensation and the terms and features thereof is not feasible or appropriate. If a stockholder vote is deemed appropriate by the Commission in the present instance, then stockholder proposals regarding ordinary course business expense and reimbursement policies, such as laptop computer and Blackberry policies and business travel reimbursement for senior executives would also be appropriate despite the fact that these are not significant compensation elements in terms of dollar value or importance. Furthermore, benefits such as relocation reimbursement, laptops, Blackberries, travel reimbursement and the like are often offered not only to senior executives but also to a wider group of employees. If the Proposal was simply reworded to apply to policy as it affects all of the Corporation's employees, it would clearly be excludable. *See, e.g., Wal-Mart Stores Inc.* (March 17, 2003) (the Division found that although a proposal seeking to tie compensation under a management incentive plan to



the percentage of Wal-Mart employees covered by a company sponsored health insurance plan mentioned "executive compensation, the thrust and focus of the proposal [was] on the ordinary business matter of general employee benefits").

We respectfully submit that a distinction should be drawn between significant elements of and general policies regarding senior executive compensation and insignificant elements of such compensation. On announcing its change in viewpoint that senior executive compensation matters would be non-excludable, the Division stated "[i]n view of the ***widespread public debate*** concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise ***significant policy issues***, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business." (emphasis added) *BG&E. See also Reebok International Ltd.* (March 16, 1992). Such responses to no-action letters emphasized the widespread public debate surrounding and significant public policy issues raised by executive compensation issues as reasons for the Commission's change in its executive compensation no-action position. However, relocation benefits generally, much less specific home buyout benefits or loss protection payment details, are not issues of widespread public debate or significant public policy. Likewise, there are a host of other benefits as described above, such as gym memberships and travel reimbursements, that are small, insignificant pieces of compensation. We believe that allowing stockholders to put forth proposals involving insignificant details of compensation programs by simply limiting applicability to senior executive compensation would fall outside of the Division's intent in establishing its executive compensation position - to ensure that significant public policy matters of widespread debate were not arbitrarily excluded from proxy statements. Otherwise, companies could become bogged down in stockholders approving the minutia of compensation. Annual meetings could become unwieldy and chaotic as it could take days for stockholders to debate a list of insignificant elements and sub-elements of compensation. Further, the level of information detail that the Corporation would need to provide to each stockholder to assess market trends, specific instances of compensation and corporate needs for such insignificant compensation matters would be impracticable. Proposals involving insignificant elements of compensation seek to micro-manage a company. Stockholders elect directors to lead the company and choose management to carry out successful business operations. If stockholders are permitted to put forth and debate proposals that go beyond establishing general guiding policies and into the details of each sub-element of compensation, management's purpose is eroded and the structure of a company unwinds with stockholders making day-to-day decisions about which they cannot be properly informed or provide real time decisions in an ever-evolving marketplace.



The decision as to whether the cost savings and other benefits of executive relocation are appropriate are best left to the Corporation's management and Board, who are able to analyze corporate needs, efficiencies gained and the overall compensation market, and not stockholders. Specific terms of a subset of relocation benefits do not raise a significant policy issue and are not part of a widespread public debate. As the Proposal attempts to replace one of management's functions - making day-to-day decisions regarding the terms and details of specific items of compensation to specific individuals - it attempts to impermissibly micro-manage the Corporation under Rule 14a-8(i)(7). We urge the Commission to alter its bright-line test for inclusion of proposals relating to executive compensation and consider: (i) the significance of the compensation in question and (ii) whether such compensation policies could affect a broader group of employees despite the fact that a proponent expressly limits application to executives. For the reasons described herein, we believe that the Proposal should be excludable from the Corporation's 2011 Proxy Statement.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting. Based on the Corporation's timetable for the 2011 Annual Meeting, a response from the Division by February 3, 2011 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Per Olstad, CtW Investment Group
Craig T. Beazer

HUNTON & WILLIAMS

<u>**Exhibit A**</u>

The Proposal

FAX COVERSHEET

To: Alice A. Herald
Deputy General Council and Corporate Secretary

Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255

Date: November 17, 2010

From: Per Olstad
Financial Initiatives Manager
Acting Legal Counsel
CtW Investment Group
1900 L St. NW
Suite 900
Washington, DC 2036
Phone: (202) 721-0660
Fax: (202) 721-0661

Fax No: 980-386-6699

Pages: Cover + 3 pages

Message: Shareholder Proposal for Inclusion in the BAC 2011 Proxy

NOTE: This communication is intended only for the addressee and may contain information that is privileged and/or confidential. If you are not the addressee or the addressee's employee or agent, you are hereby notified that any disclosure, reproduction or distribution of this communication is strictly prohibited. If you have received this communication in error, please call us immediately.

CtW Investment Group

Sent Via Fax: 202-721-0661

November 15, 2010

Bank of America Corporation
Attn: Alice A. Herald, Corporate Secretary
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255

Dear Ms. Herald,

On behalf of the CtW Investment Group ("CtW"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Bank of America, Corp. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

CtW is the beneficial owner of approximately 257 shares of the Company's common stock, approximately 210 of which have been held continuously for more than a year prior to this date of submission. The Proposal requests that the Company no longer consent to provide certain relocation benefits to senior executives designed to compensate for losses incurred on the sale of the individual's home.

CtW intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Per Olstad, Financial Initiatives Manager and Acting Legal Counsel at (202) 721-6027. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Olstad in care of the CtW Investment Group, 1900 L St. NW, Suite 900, Washington, DC 20036.

Sincerely,

William Patterson
Director, CtW Investment Group

RESOLVED, that stockholders of Bank of America ("BofA") ask the Compensation and Benefits Committee of BofA's board of directors (the "Committee") to adopt a policy that BofA will not provide to any senior executive a perquisite or benefit that is designed to (a) prevent the senior executive from realizing a loss on the sale of his or her home—for example, by having BofA or a relocation company acting on BofA's behalf purchase the home from the senior executive and bear the risk of loss on resale--or (b) compensate the senior executive for part or all of any such loss.

SUPPORTING STATEMENT

BofA disclosed in its 2009 proxy statement that a relocation company acting on BofA's behalf had purchased the home of a relocating executive, Barbara Desoer, in December 2008 and agreed to be responsible for any loss realized upon resale. BofA provided this benefit on top of $2,620,820 in relocation benefits, including a mortgage subsidy for her new home and over $1,000,000 in tax gross-up benefits.

As long-term stockholders, we favor compensation practices that tie pay to company performance. Although some relocation assistance may be necessary to attract high-performing executives, we are concerned home-loss protection programs like the one provided by BofA can confer a substantial benefit that has no link to performance. These programs are also one-sided; the executive enjoys downside protection, but would have been entitled to the upside had home value appreciated.

Such programs have provoked concern among leading investors and their advisors. In 2010, proxy advisor ISS recommended clients withhold support from two directors of Wal-Mart Stores because they were responsible for paying "excessive" relocation benefits to an executive. ISS stated relocation programs "should not provide an executive with certain extraordinary benefits, such as a home-loss sale reimbursement." ISS recommended withholding support on this ground from directors at eight companies in 2010.

Discontent over home-loss protection led a group of institutional investors to oppose the reelection of three directors at Electronic Arts in 2010. (Joann Lublin, "Shareholders Hit the Roof Over Relocation Subsidies," The Wall Street Journal, Oct. 25, 2010) US Airways, Delta Air Lines and Sysco have eliminated this practice.

In our view, it is especially problematic for BoA, one of the nation's largest mortgage lenders, to offer this perk given the ongoing housing crisis and the recent controversy over foreclosure practices. BofA has come under fire for using firms that have been accused of forging foreclosure paperwork and employing "robo-signers" who attested to information they did not verify. (Zachary Goldfarb & Ariana Cha, "Bank of America to Restart Foreclosures in 23 States," The Washington Post, Oct. 18, 2010. Continuing the benefit, we believe, risks damaging the company's reputation with lawmakers and the public, and reflects poorly on a board that has already been forced to reconstitute itself in the wake of the financial crisis.

We urge support for this proposal.

CtW Investment Group

FAX COVERSHEET
CONFIDENTIAL

To: Kristin Marie Oberheu, Bank of America Corporation

Date: Monday, December 13, 2010

From: Per Olstad, Financial Initiatives Manager, CtW Investment Group

Fax No: 704-409-0985

Pages: Cover + 1 page

Message: Bank of America stock ownership

NOTE: This communication is intended only for the addressee and may contain information that is privileged and/or confidential. If you are not the addressee or the addressee's employee or agent, you are hereby notified that any disclosure, reproduction or distribution of this communication is strictly prohibited. If you have received this communication in error, please call us immediately.

1900 L Street NW, Suite 900 Washington, DC 20036 | 330 W. 42nd Street, Suite 900 New York, NY 10036
202-721-6060 212-290-0308
www.ctwinvestmentgroup.com

Thomas J. Wagner
First Vice President
Complex Risk Officer

520 Madison Avenue
11th Floor
New York, NY 10022
direct 212 315 6357
fax 212 307 2925
toll free 800 468 0019
thomas.j.wagner@mssb.com

MorganStanley
SmithBarney

December 13, 2010

Fax: 980-386-6699 (Bank of America, Investor Relations)

Attn: Alice A. Herald, Corporate Secretary
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255

Dear Ms. Herald,

Please be advised that Morgan Stanley Smith Barney holds 257 shares of Bank of America Corp., Inc. ("Company") common stock beneficially for the CTW Investment Group (CTW); FISMA & OMB Memorandum M-07-16 Stock was purchased on the following date: 111 shares on 3/12/08, 146 shares on 3/12/08, and is still long in the account as of December 13, 2010.

Sincerely,

Tom Wagner